UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)*

Black Diamond Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09203E105

(CUSIP Number)

Versant Venture Capital VI, L.P.

Robin L. Praeger

One Sansome Street, Suite 3630

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,933,454 shares of common stock(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,933,454 shares of common stock(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,933,454 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Voyageurs I Parallel, L.P. (“Versant I Parallel”), Versant Voyageurs I, L.P. (“Versant Voyageurs I”), Versant Vantage I, L.P. (“Versant Vantage I”), Versant Ventures VI GP, L.P. (“Versant Ventures VI GP”), Versant Ventures VI GP-GP, LLC (“Versant Ventures VI GP-GP”), Versant Voyageurs I GP, L.P. (“Versant Voyageurs I GP LP”), Versant Voyageurs I GP Company (“Versant Voyageurs I GP”), Versant Vantage I GP, L.P. (“Versant Vantage I GP LP”) and Versant Vantage I GP-GP, LLC (“Versant Vantage I GP-GP” and, with Versant VI, Versant I Parallel, Versant Voyageurs I, Versant Vantage I, Versant Ventures VI GP, Versant Ventures VI GP-GP, Versant Voyageurs I GP LP, Versant Voyageurs I GP, and Versant Vantage I GP LP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

These shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power with respect to the shares held by Versant VI.

(3)

The percentages used herein are calculated based upon 35,995,660 shares issued and outstanding as of November 2, 2020 as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2020 (the “Form 10-Q”).

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,360,517 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,360,517 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,360,517 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.9% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 4,933,454 shares held by Versant VI and (ii) 427,063 shares held by Versant I Parallel. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Ventures VI GP is the general partner of Versant Voyageurs I GP LP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power with respect to the shares held by Versant VI and Versant I Parallel.

(3)	The percentages used herein are calculated based upon 35,995,660 shares issued and outstanding as of November 2, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,360,517 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,360,517 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,360,517 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.9% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 4,933,454 shares held by Versant VI and (ii) 427,063 shares held by Versant I Parallel. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Ventures VI GP is the general partner of Versant Voyageurs I GP LP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power with respect to the shares held by Versant VI and Versant I Parallel.

(3)	The percentages used herein are calculated based upon 35,995,660 shares issued and outstanding as of November 2, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Voyageurs I Parallel, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 427,063 shares of common stock(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 427,063 shares of common stock(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,063 shares of common stock(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.2% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant I Parallel. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Ventures VI GP is the general partner of Versant Voyageurs I GP LP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP share voting and dispositive power with respect to the shares held by Versant I Parallel.

(3)	The percentages used herein are calculated based upon 35,995,660 shares issued and outstanding as of November 2, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Voyageurs I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 427,063 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 427,063 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,063 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.2% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant I Parallel. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Ventures VI GP is the general partner of Versant Voyageurs I GP LP. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP share voting and dispositive power with respect to the shares held by Versant I Parallel.

(3)	The percentages used herein are calculated based upon 35,995,660 shares issued and outstanding as of November 2, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Voyageurs I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,432,212 shares of common stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,432,212 shares of common stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,212 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Voyageurs I. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and shares voting and dispositive power with respect to the shares held by Versant Voyageurs I.

(3)	The percentages used herein are calculated based upon 35,995,660 shares issued and outstanding as of November 2, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Voyageurs I GP Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nova Scotia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,432,212 shares of common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,432,212 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,212 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.0% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Voyageurs I. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and shares voting and dispositive power with respect to the shares held by Versant Voyageurs I.

(3)	The percentages used herein are calculated based upon 35,995,660 shares issued and outstanding as of November 2, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Vantage I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 984,117 shares of common stock(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 984,117 shares of common stock(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 984,117 shares of common stock(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Vantage I. Versant Vantage I GP LP is the general partner of Versant Vantage I and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I GP LP and Versant Vantage I GP-GP share voting and dispositive power with respect to the shares held by Versant Vantage I.

(3)	The percentages used herein are calculated based upon 35,995,660 shares issued and outstanding as of November 2, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Vantage I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 984,117 shares of common stock(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 984,117 shares of common stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 984,117 shares of common stock(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Vantage I. Versant Vantage I GP LP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I GP LP and Versant Vantage I GP-GP share voting and dispositive power with respect to the shares held by Versant Vantage I.

(3)	The percentages used herein are calculated based upon 35,995,660 shares issued and outstanding as of November 2, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

1.	Name of Reporting Persons Versant Vantage I GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 984,117 shares of common stock(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 984,117 shares of common stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 984,117 shares of common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.7% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Versant Vantage I. Versant Vantage I GP LP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I GP LP and Versant Vantage I GP-GP share voting and dispositive power with respect to the shares held by Versant Vantage I.

(3)	The percentages used herein are calculated based upon 35,995,660 shares issued and outstanding as of November 2, 2020 as set forth in the Form 10-Q.

CUSIP No. 09203E105	13D

Explanatory Note:

This Amendment No 3. (“Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) on February 13, 2020, as amended by Amendment No. 1 filed with the Commission on August 21, 2020 and Amendment No. 2 filed with the Commission on September 25, 2020 (collectively, the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

(a) This Amendment is being filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Voyageurs I Parallel, L.P. (“Versant I Parallel”), Versant Voyageurs I, L.P. (“Versant Voyageurs I”), Versant Vantage I, L.P. (“Versant Vantage I”), Versant Ventures VI GP, L.P. (“Versant Ventures VI GP”), Versant Ventures VI GP-GP, LLC (“Versant Ventures VI GP-GP”), Versant Voyageurs I GP, L.P. (“Versant Voyageurs I GP LP”), Versant Voyageurs I GP Company (“Versant Voyageurs I GP”), Versant Vantage I GP, L.P. (“Versant Vantage I GP LP”) and Versant Vantage I GP-GP, LLC (“Versant Vantage I GP-GP” and, with Versant VI, Versant I Parallel, Versant Voyageurs I, Versant Vantage I, Versant Ventures VI GP, Versant Ventures VI GP-GP, Versant Voyageurs I GP LP, Versant Voyageurs I GP, and Versant Vantage I GP LP, collectively, the “Reporting Persons”). Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Versant Ventures VI GP-GP and Versant Ventures VI GP share voting and dispositive power with respect to the shares held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant Voyageurs I GP LP. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP share voting and dispositive power with respect to the shares held by Versant I Parallel. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and shares voting and dispositive power with respect to the shares held by Versant Voyageurs I. Versant Vantage I GP LP is the general partner of Versant Vantage I, and Versant Vantage I GP-GP is the general partner of Versant Vantage I GP LP. Versant Vantage I GP LP and Versant Vantage I GP-GP share voting and dispositive power with respect to the shares held by Versant Vantage I. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages of this Amendment and Item 2 above.

(c) On October 6, 2020, Versant VI sold 15,980 shares of Common Stock at a weighted average price per share of $33.2589 for aggregate proceeds of approximately $531,477.22.

On October 6, 2020, Versant Vantage I sold 2,110 shares of Common Stock at a weighted average price per share of $33.2589 for aggregate proceeds of approximately $70,176.28.

On October 7, 2020, Versant VI sold 24,590 shares of Common Stock at a weighted average price per share of $33.5565 for aggregate proceeds of approximately $825,154.34.

On October 7, 2020, Versant Vantage I sold 3,246 shares of Common Stock at a weighted average price per share of $33.5565 for aggregate proceeds of approximately $108,924.40.

On October 7, 2020, Versant Voyageurs I effected a pro rata distribution without additional consideration of 192,576 shares of Common Stock to its limited partners. Versant Voyageurs I GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its limited partners.

On October 7, 2020, Versant I Parallel effected a pro rata distribution without additional consideration of 57,424 shares of Common Stock to (i) Versant Voyageurs I GP LP, its general partner and (ii) its limited partners. Versant Voyageurs I GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its limited partners.

On October 7, 2020, Versant Vantage I effected a pro rata distribution without additional consideration of 39,608 shares of Common Stock to (i) Versant Vantage I GP LP, its general partner and (ii) its limited partners. Versant Vantage I GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to (i) Versant Vantage I GP-GP and (ii) its limited partners. Versant Vantage I GP-GP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

On October 8, 2020, Versant VI sold 16,276 shares of Common Stock at a weighted average price per share of $33.4734 for aggregate proceeds of approximately $544,813.06.

On October 8, 2020, Versant Vantage I sold 2,149 shares of Common Stock at a weighted average price per share of $33.4734 for aggregate proceeds of approximately $71,934.34.

On October 9, 2020, Versant VI sold 3,357 shares of Common Stock at a weighted average price per share of $33.6665 for aggregate proceeds of approximately $113,018.44.

On October 9, 2020, Versant Vantage I sold 443 shares of Common Stock at a weighted average price per share of $33.6665 for aggregate proceeds of approximately $14,914.26.

On October 12, 2020, Versant VI sold 353 shares of Common Stock at a weighted average price per share of $33.1075 for aggregate proceeds of approximately $11,686.95.

On October 12, 2020, Versant Vantage I sold 47 shares of Common Stock at a weighted average price per share of $33.1075 for aggregate proceeds of approximately $1,556.05.

On October 13, 2020, Versant VI sold 10,370 shares of Common Stock at a weighted average price per share of $33.3916 for aggregate proceeds of approximately $346,270.89.

On October 13, 2020, Versant Vantage I sold 1,369 shares of Common Stock at a weighted average price per share of $33.3916 for aggregate proceeds of approximately $45,713.10.

On October 14, 2020, Versant VI sold 4,859 shares of Common Stock at a weighted average price per share of $33.0906 for aggregate proceeds of approximately $160,787.23.

On October 14, 2020, Versant Vantage I sold 642 shares of Common Stock at a weighted average price per share of $33.0906 for aggregate proceeds of approximately $21,244.17.

On October 15, 2020, Versant VI sold 2,473 shares of Common Stock at a weighted average price per share of $33.0343 for aggregate proceeds of approximately $81,693.82.

On October 15, 2020, Versant Vantage I sold 327 shares of Common Stock at a weighted average price per share of $33.0343 for aggregate proceeds of approximately $10,802.22.

On October 16, 2020, Versant VI sold 7,697 shares of Common Stock at a weighted average price per share of $33.5728 for aggregate proceeds of approximately $258,409.84.

On October 16, 2020, Versant Vantage I sold 1,016 shares of Common Stock at a weighted average price per share of $33.5728 for aggregate proceeds of approximately $34,109.96.

On October 19, 2020, Versant VI sold 3,739 shares of Common Stock at a weighted average price per share of $33.4309 for aggregate proceeds of approximately $124,998.14.

On October 19, 2020, Versant Vantage I sold 494 shares of Common Stock at a weighted average price per share of $33.4309 for aggregate proceeds of approximately $16,514.86.

On October 26, 2020, Versant VI sold 7,158 shares of Common Stock at a weighted average price per share of $33.3046 for aggregate proceeds of approximately $238,394.33.

On October 26, 2020, Versant Vantage I sold 945 shares of Common Stock at a weighted average price per share of $33.3046 for aggregate proceeds of approximately $31,472.85.

On October 27, 2020, Versant VI sold 707 shares of Common Stock at a weighted average price per share of $33.0325 for aggregate proceeds of approximately $23,353.98.

On October 27, 2020, Versant Vantage I sold 93 shares of Common Stock at a weighted average price per share of $33.0325 for aggregate proceeds of approximately $3,072.02.

On November 4, 2020, Versant VI sold 2,208 shares of Common Stock at a weighted average price per share of $33.1357 for aggregate proceeds of approximately $73,163.63.

On November 4, 2020, Versant Vantage I sold 292 shares of Common Stock at a weighted average price per share of $33.1357 for aggregate proceeds of approximately $9,675.62.

On November 5, 2020, Versant VI sold 7,816 shares of Common Stock at a weighted average price per share of $33.1473 for aggregate proceeds of approximately $259,079.30.

On November 5, 2020, Versant Vantage I sold 1,032 shares of Common Stock at a weighted average price per share of $33.1473 for aggregate proceeds of approximately $34,208.01.

On November 6, 2020, Versant VI sold 2,738 shares of Common Stock at a weighted average price per share of $33.1285 for aggregate proceeds of approximately $90,705.83.

On November 6, 2020, Versant Vantage I sold 362 shares of Common Stock at a weighted average price per share of $33.1285 for aggregate proceeds of approximately $11,992.52.

On November 9, 2020, Versant VI sold 5,565 shares of Common Stock at a weighted average price per share of $33.0556 for aggregate proceeds of approximately $183,954.41.

On November 9, 2020, Versant Vantage I sold 735 shares of Common Stock at a weighted average price per share of $33.0556 for aggregate proceeds of approximately $24,295.87.

On November 10, 2020, Versant VI sold 23,821 shares of Common Stock at a weighted average price per share of $33.8254 for aggregate proceeds of approximately $805,754.85.

On November 10, 2020, Versant Vantage I sold 3,145 shares of Common Stock at a weighted average price per share of $33.8254 for aggregate proceeds of approximately $106,380.88.

On November 11, 2020, Versant VI sold 11,146 shares of Common Stock at a weighted average price per share of $34.7323 for aggregate proceeds of approximately $387,126.22.

On November 11, 2020, Versant Vantage I sold 1,471 shares of Common Stock at a weighted average price per share of $34.7323 for aggregate proceeds of approximately $51,091.21.

On November 11, 2020, Versant Voyageurs I effected a pro rata distribution without additional consideration of 199,652 shares of Common Stock to its limited partners. Versant Voyageurs I GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its limited partners.

On November 11, 2020, Versant I Parallel effected a pro rata distribution without additional consideration of 59,534 shares of Common Stock to (i) Versant Voyageurs I GP LP, its general partner and (ii) its limited partners. Versant Voyageurs I GP LP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its limited partners.

On November 11, 2020, Versant VI effected a pro rata distribution without additional consideration of 690,814 shares of Common Stock to (i) Versant Ventures VI GP, its general partner and (ii) its limited partners. Versant Ventures VI GP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to (i) Versant Ventures VI GP-GP, its general partner and (ii) its limited partners. Versant Ventures VI GP-GP then effected a pro rata distribution without additional consideration of the shares that it received in connection with such distribution to its members.

On November 12, 2020, Versant VI sold 13,779 shares of Common Stock at a weighted average price per share of $34.1461 for aggregate proceeds of approximately $470,499.11.

On November 12, 2020, Versant Vantage I sold 1,819 shares of Common Stock at a weighted average price per share of $34.1461 for aggregate proceeds of approximately $62,111.76.

On November 13, 2020, Versant VI sold 3,975 shares of Common Stock at a weighted average price per share of $33.7742 for aggregate proceeds of approximately $134,252.45.

On November 13, 2020, Versant Vantage I sold 525 shares of Common Stock at a weighted average price per share of $33.7742 for aggregate proceeds of approximately $17,731.46.

On November 16, 2020, Versant VI sold 177 shares of Common Stock at a weighted average price per share of $33.0125 for aggregate proceeds of approximately $5,843.21.

On November 16, 2020, Versant Vantage I sold 23 shares of Common Stock at a weighted average price per share of $33.0125 for aggregate proceeds of approximately $759.29.

On November 17, 2020, Versant VI sold 3,705 shares of Common Stock at a weighted average price per share of $33.0498 for aggregate proceeds of approximately $122,449.51.

On November 17, 2020, Versant Vantage I sold 489 shares of Common Stock at a weighted average price per share of $33.0498 for aggregate proceeds of approximately $16,161.35.

On November 18, 2020, Versant VI sold 473 shares of Common Stock at a weighted average price per share of $33.0938 for aggregate proceeds of approximately $15,653.37.

On November 18, 2020, Versant Vantage I sold 63 shares of Common Stock at a weighted average price per share of $33.0938 for aggregate proceeds of approximately $2,084.91.

(d) Under certain circumstances set forth in the respective limited partnership agreements of each of Versant VI, Versant I Parallel, Versant Voyageurs I and Versant Vantage I (the “Funds”), the respective general partners and limited partners of the Funds may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2020
Versant Venture Capital VI, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Ventures VI GP-GP, LLC

By:	/s/ Robin L. Praeger, Managing Director

Versant Voyageurs I Parallel, L.P.
By:	Versant Voyageurs I GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Voyageurs I GP, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

/s/ Robin L. Praeger, Managing Director

Versant Voyageurs I, L.P.
By:	Versant Voyageurs I GP Company
Its:	General Partner

/s/ Robin L. Praeger, President

Versant Voyageurs I GP Company

/s/ Robin L. Praeger, President

Versant Vantage I, L.P.
By:	Versant Vantage I GP, L.P.
Its:	General Partner
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

/s/ Robin L. Praeger, Managing Director

Versant Vantage I GP, L.P.
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

/s/ Robin L. Praeger, Managing Director

Versant Vantage I GP-GP, LLC

/s/ Robin L. Praeger, Managing Director